Exhibit 99.1

Unaudited Interim Report

for the three-month period ended

31 March 2019

The following is a review of our financial condition and results of operations as of 31 March 2019 and for the three-month periods ended 31 March 2019 and 2018, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the three-month period ended 31 March 2019, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2018 filed with the SEC on 22 March 2019 (“2018 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2018 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2019 and for the three-month period ended 31 March 2019 and 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2019 and for the three-month period ended 31 March 2019 and 2018. The reported numbers as of 31 March 2019 and for the three-month period ended 31 March 2019 and 2018 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month period ended 31 March 2019 and 2018 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. In 2018, our reported revenue was USD 54.6 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2018 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2018 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	an inability to realize synergies and cost savings from the combination with SAB;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical;

•	an inability to complete any strategic options with respect to our Asia Pacific businesses; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Certain of the cost savings and synergies information related to the combination with SAB set forth in “Item 4. Information on the Company—B. Strengths and Strategy—Strengths” of our 2018 Annual Report constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the combination. Such information included in our 2018 Annual Report reflects potential opportunities for savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the combination with SAB are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2018 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Three-Month Period Ended 31 March 2019 Compared to three-month period ended 31 March 2018

Effective 1 January 2019, we reorganized our regional reporting structure. Our results are reported under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We continue to separately report the results of Global Export and Holding Companies. The key changes in our structure are as follows: (i) the new Middle Americas region combines the former Latin America West region and the Dominican Republic, Panama, Costa Rica, Guatemala and the Caribbean, which were previously reported in Latin America North region and (ii) the new South America region combines the former Latin America South region and Brazil, which was previously reported in Latin America North region.

Effective 1 January 2019, IFRS 16 Leases replaced the prior lease accounting requirements and introduced significant changes to lessee accounting. It requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date, together with a different recognition of lease costs. We adopted IFRS 16 on 1 January 2019 under the full retrospective application.

The financial information for the three-month period ended 31 March 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the segment changes referenced above.

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2019 and 2018.

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018 (3)	Change

	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	133,462	134,831	(1.0)
Revenue	12,589	13,095	(3.9)
Cost of sales	(4,875)	(5,002)	2.5
Gross profit	7,714	8,094	(4.7)
Selling, General and Administrative expenses	(4,036)	(4,320)	6.6
Other operating income/(expenses)	160	186	14.0
Exceptional items	(45)	(96)	53.1
Profit from operations	3,793	3,862	(1.8)

EBITDA, as defined(2)	4,944	5,030	(1.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

(3)	Our condensed consolidated results of operations for 2018 have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Three-month period ended 31 March 2019 (2)	Three-month period ended 31 March 2018 (2)	Change
	(thousand hectoliters)		(%)(1)

North America	24,522	24,814	(1.2)
Middle Americas	30,513	30,738	(0.7)
South America	36,268	34,088	6.4
EMEA	18,156	20,549	(11.6)
Asia Pacific	23,986	24,296	(1.3)
Global Export & Holding Companies	16	346	(95.4)

Total	133,462	134,831	(1.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 31 March 2018 have been restated to reflect this change.

Our consolidated volumes for the three-month period ended 31 March 2019 decreased by 1.4 million hectoliters, or 1.0%, to 133.5 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2018. The results for the three-month period ended 31 March 2019 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019.

The 2019 acquisitions and disposals mainly include the disposals of certain brands in Middle Americas (collectively the “2019 acquisitions and disposals”).

On 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method, as of that date. Additionally, on 2 May 2018, we recovered the Budweiser distribution rights in Argentina from Compañia Cervecerías Unidas S.A. (“CCU”). The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina. The other 2018 acquisitions and disposals mainly included the acquisition of certain craft breweries in Europe and the sale of the carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company (collectively the “2018 acquisitions and disposals” and together with the 2019 acquisitions and disposals the “2018 and 2019 acquisitions and disposals”).

The 2018 and 2019 acquisitions and disposals impacted negatively our volumes by 3.0 million hectoliters (net) for the three-month period ended 31 March 2019 compared to the three-month period ended 31 March 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes increased 1.3%. Our own beer volumes increased 1.0% in the three-month period ended 31 March 2019 compared to the three-month period ended 31 March 2018. On the same basis, in the three-month period ended 31 March 2019, our non-beer volumes increased 4.9% compared to the same period in 2018.

North America

In the three-month period ended 31 March 2019, our volumes in North America decreased by 0.3 million hectoliters, or 1.2%, compared to the three-month period ended 31 March 2018.

We estimate that the United States industry’s beer sales-to-retailers declined by 1.6% in the three-month period ended 31 March 2019 compared to the same period last year. We estimate that our shipment volumes in the United States and our beer sales-to-retailers declined by 0.9% and 1.9%, respectively, and we continue to expect them to converge on a full year basis.

Our share trend performance continues to improve, based on our estimates, as we invest behind the sustained momentum of our above core portfolio and the stabilization of our core and value brands. Nine of our brands were among the top fifteen share gainers in the country in the three-month period ended 31 March 2019, contributing to an estimated decline in total market share of 10 bps, our best quarterly share trend performance since the fourth quarter of 2012.

Our above core portfolio outperformed the industry once again this quarter, gaining 90 bps of market share based on our estimates, led by Michelob Ultra, our regional craft portfolio, Bon & Viv Spiked Seltzer and our innovations in the segment. Michelob Ultra continues to shine, leading the industry again as the top share gainer in the United States. Our regional craft portfolio grew double digits in the three-month period ended 31 March 2019, further enhancing our premiumization efforts. Our above core innovations maintained their strong performance and gained share, based on our estimates, led by Michelob Ultra Pure Gold Organic, Bud Light Orange and the Budweiser Reserve series.

The mainstream segment remains under pressure as consumers trade up to higher price tiers, with our core, core light and value brands delivering an estimated 100 bps of market share loss in the three-month period ended 31 March 2019. Within the mainstream segment, our portfolio had a slight share gain, which compares to a 35 bps share of segment loss in 2018, based on our estimates, driven by the improved performance of our value brands led by the Natural Family, while Budweiser and Bud Light share trends remain unchanged. Following the most recent Super Bowl’s campaign launch highlighting Bud Light’s commitment to quality and transparency, we are seeing initial positive signs in the key brand health metrics which are near three-year highs as of 31 March 2019.

In Canada, our volumes decreased by low-single digits in the three-month period ended 31 March 2019, compared to the same period last year, driven primarily by a weaker beer industry and our estimated share performance within the value segment, partially offset by the continued success of our trade-up strategy. Our high end company (a business unit made up of a portfolio of global, specialty and craft brands across 22 countries) in Canada is growing ahead of the industry, led by the double-digit volume growth of our premium import brands. Our focus core and core plus brands also delivered strong results once again, with Bud Light continuing its share gains, based on our estimates, and Michelob Ultra remaining the fastest-growing brand in the three-month period ended 31 March 2019.

Middle Americas

In the three-month period ended 31 March 2019, our volumes in Middle Americas decreased by 0.2 million hectoliters, or 0.7%, compared to the three-month period ended 31 March 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes decreased by 0.6% in the three-month period ended 31 March 2019 compared to the same period last year.

On the same basis, our volumes in Mexico decreased by mid-single digits in the three-month period ended 31 March 2019 despite us outperforming the industry, based on our estimates. The decline is fully explained by the later timing of the Easter holiday, and we expect the impact to normalize on a half year basis.

We have seen strong growth in our key focus segments driven by our commercial activations. This was led by strength from our core portfolio of brands, which have been firmly establishing themselves in the classic lager space in line with the category expansion framework. This positioning is enhanced by new campaigns highlighting the quality and tradition of the brands. Additionally, our premium portfolio continues to contribute meaningfully to our results, led by Michelob Ultra with growth of more than 30% and Stella Artois with growth of more than 80%.

The three-month period ended 31 March 2019 held some important milestones for our business in Mexico. In March, we signed a contract with OXXO, the largest retailer in Mexico, to begin selling our portfolio of beers in their 17,000+ stores in order to reach more consumers in more occasions. As of 1 April 2019, the agreement initiated by covering the central western region including the metropolitan area of Guadalajara and it will expand by mid-year to other central regions including Mexico City, in total reaching more than 4,000 stores by half year 2019. This agreement will progressively cover all of Mexico by the end of 2022. We also inaugurated our Centro brewery in the beginning of March, which enhances our local production to support growth while enabling us to optimize our distribution footprint.

On the same basis, our business in Colombia total volumes grew by low single digits despite the negative impact from the later timing of the Easter holiday, with growth in both beer and non-beer volumes. Our global brand portfolio grew more than 60%, led by an especially strong performance of Budweiser. Our local brand portfolio also performed well, driven by successful commercial initiatives behind our Aguila, Poker and Club Colombia brands.

On the same basis, volumes in Peru grew by low-single digits in the three-month period ended 31 March 2019, supported by positive brand mix from the ongoing growth of our global brands. On the same basis, volumes in Ecuador declined by low-single digits driven by a tough macroeconomic environment. We gained an estimated 120 bps of share of total alcohol in the three-month period ended 31 March 2019, led by the continued growth of our global brands and a successful affordability strategy.

South America

In the three-month period ended 31 March 2019, our volumes in South America increased by 2.2 million hectoliters, or 6.4%, compared to the three-month period ended 31 March 2018, with our beer volumes increasing 6.2% and soft drinks increasing 6.9%.

Excluding volume changes attributable to the acquisitions and disposals described above, our volumes increased by 5.9%.

On the same basis, our business in Brazil got off to a very strong start with total volumes increasing by 12.4%, with beer volumes increasing by 11.2% and non-beer volumes increasing by 16.3%. Based on our estimates, both beer and non-beer industry volumes delivered robust results versus industry volumes up low single digits for both categories.

The strong growth was broad-based, as we grew volume across all segments of our portfolio and was supported by the later timing of Carnival versus the prior year which resulted in a favorable comparable. We continue to gain share in the growing premium segment, based on our estimates, led by our global brand portfolio with growth rates of more than 50% and our local premium brands, which were up by double digits. Our core plus brands also performed very well, led by triple-digit growth of Bohemia. Our core portfolio returned to growth in the three-month period ended 31 March 2019 and was enhanced by the launch of Skol Puro Malte, an innovation that offers consumers a pure malt choice in the core segment that is showing early success. Additionally, we continued to scale up our two affordable brands brewed with ingredients grown by local farmers, Nossa and Magnífica, with very positive results to date. We continue to explore additional opportunities to scale this initiative throughout relevant states to increase our presence in the value segment with comparable margins to our core brands.

On the same basis, our business in Argentina saw volumes decline in the mid-teens in the three-month period ended 31 March 2019, as we continue to face a very difficult macroeconomic environment placing significant pressure on consumers. We remain confident in the underlying strength of our brands and are focused on offering a diverse portfolio to meet a variety of consumer needs across different occasions. Our premium brands, led by Stella Artois, Corona and Patagonia, performed well and are gaining share within the growing premium segment, based on our estimates. We remain very excited to have Budweiser back and are refining our strategies to strengthen the brand’s performance now that it is part of our portfolio. Given the challenging consumer environment, we have launched new affordable returnable packs for our core brands, Quilmes and Brahma, offering consumers accessible choices during the macroeconomic downturn.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the three-month period ended 31 March 2019 decreased by 2.4 million hectoliters, or 11.6%, compared to the three-month period ended 31 March 2018. Volumes were particularly impacted by the formation of AB InBev Efes on 30 March 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, our beer volumes for the three-month period ended 31 March 2019 increased by low single digits compared to the same period last year.

On the same basis, our beer volumes in South Africa declined by mid-single digits, driven by the timing of the Easter holiday coupled with lower consumer demand. This was due to an ongoing challenging macroeconomic environment and continued segment mix shift toward the premium segment, where we still have lower market share than our average.

Our high end portfolio continues to grow by double digits, and we have gained 6 percentage points of volume market share in the growing premium segment in the three-month period ended 31 March 2019 compared to the same period last year. This was led by the strong performances of Corona and Budweiser. In the core segment, which is more elastic and therefore more exposed to macroeconomic challenges, our volumes remained under pressure.

On the same basis, beer volumes in Africa, excluding South Africa, grew by high single digits, with continued volume growth except for Mozambique due to the devastating effects of a severe cyclone and Tanzania due the later timing of the Easter holiday. Nigeria continues to lead the way with continued double digit volume growth fueled by the core portfolio as well as Budweiser in the premium segment.

On the same basis, Europe grew volumes by mid-single digits and saw estimated market share gains in the majority of markets in which we operate. Our business in the United Kingdom continues to deliver volume growth and market share gains, with both Budweiser and Bud Light growing double digits. The launch of Budweiser has strengthened our portfolio in France, where we continue to gain market share, based on our estimated, with volume growth of mid-single digits in the three-month period ended 31 March 2019. Additionally, Belgium grew volumes mid-single digits underpinned by gains both in on and off-premise.

Asia Pacific

For the three-month period ended 31 March 2019, our volumes decreased by 0.3 million hectoliters, or 1.3%, compared to the three-month period ended 31 March 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes decreased by low single digits compared to the same period last year.

In China, our volumes decreased by 1.1% in the three-month period ended 31 March 2019, primarily caused by the timing of the Chinese New Year, which fell earlier this year than in the prior year, resulting in a volume shift from the first quarter of 2019 into the fourth quarter of 2018.

Budweiser continues to perform very well with mid-single digit volume growth supported by the successful Chinese New Year activation and the launch of the new global “Be A King” campaign. Our super premium portfolio grew volumes by double digits in the three-month period ended 31 March 2019, with particularly strong performances of Corona, Franziskaner and Hoegaarden. In the core plus segment, we launched Harbin Crystal, an easy drinking lager that encourages our younger legal drinking age consumers to trade up by activating key cultural passion points. Our e-commerce business also continues to increase relevance with continued double digit volume growth.

On the same basis, volumes in Australia decreased by low single digits, due to the later timing of the Easter holiday as well as a softer industry performance amidst declining consumer confidence. Segment mix shift to easy drinking and premium products continues with our Great Northern franchise, as well as our craft portfolio of 4 Pines and Pirate Life delivering double digits volume growth. Corona saw continued volume growth underpinned by stronger brand health metrics.

Global Export & Holding Companies

For the three-month period ended 31 March 2019, Global Export and Holding Companies volumes decreased by 0.3 million hectoliters.

Revenue

The following table reflects changes in revenue across our business segments for the three-month period ended 31 March 2019 as compared to our revenue for the three-month period ended 31 March 2018:

	Three-month period ended 31 March 2019 (2)	Three-month period ended 31 March 2018 (2)	Change
	(USD million)		(%) (1)

North America	3,478	3,460	0.5
Middle Americas	2,711	2,705	0.2
South America	2,618	2,866	(8.7)
EMEA	1,673	1,919	(12.8)
Asia Pacific	2,000	2,040	(2.0)
Global Export & Holding Companies	109	106	2.8

Total	12,589	13,095	(3.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 31 March 2018 have been restated to reflect this change.

Our consolidated revenue was USD 12,589 million for the three-month period ended 31 March 2019. This represented a decrease of USD 506 million, or 3.9%, as compared to our consolidated revenue for the three-month period ended 31 March 2018 of USD 13,095 million. The results for the three-month period ended 31 March 2019 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2018 and 2019 acquisitions and disposals, and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our consolidated revenue by USD 194 million (net) for the three-month period ended 31 March 2019 compared to the three-month period ended 31 March 2018.

•

Our consolidated revenue for the three-month period ended 31 March 2019 also reflects a negative currency translation impact of USD 1,076 million mainly arising from currency translation effects in South America.

Excluding the effects of the 2018 and 2019 acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our revenue increased 5.9% in total and by 4.6% on a per hectoliter basis in the three-month period ended 31 March 2019 compared to the three-month period ended 31 March 2018. Our consolidated revenue for the three-month period ended 31 March 2019 was partially impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the three-month period ended 31 March 2019 increased compared to the same period last year, driven by healthy volume growth, global premiumization and revenue management initiatives.

Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 8.5% globally, and by 14.0% outside of their respective home markets in the three-month period ended 31 March 2019.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the three-month period ended 31 March 2019 as compared to the three-month period ended 31 March 2018:

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018 (2)/(3)	Change
	(USD million)		(%)(1)

North America	(1,326)	(1,298)	(2.2)
Middle Americas	(824)	(811)	(1.6)
South America	(1,039)	(1,082)	4.0
EMEA	(727)	(834)	12.8
Asia Pacific	(848)	(870)	2.5
Global Export & Holding Companies	(111)	(107)	(3.7)

Total	(4,875)	(5,002)	2.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 31 March 2018 have been restated to reflect this change.

Our consolidated cost of sales was USD 4,875 million for the three-month period ended 31 March 2019. This represented a decrease of USD 127 million, or 2.5%, compared to our consolidated cost of sales for the three-month period ended 31 March 2018. The results for the three-month period ended 31 March 2019 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2018 and 2019 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations positively impacted our consolidated cost of sales by USD 48 million for the three-month period ended 31 March 2019 compared to the three-month period ended 31 March 2018.

•

Our consolidated cost of sales for the three-month period ended 31 March 2019 also reflects a positive currency translation impact of USD 375 million mainly arising from currency translation effects in South America.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our cost of sales increased by 6.0%, primarily driven by an increase in commodity prices, partially offset by synergy delivery. Our consolidated cost of sales for the three-month period ended 31 March 2019 was partially impacted by developments in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 4.6%.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2019 as compared to the three-month period ended 31 March 2018. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2019 were USD 3,876 million, representing a decrease of USD 257 million, or 6.2%, compared to our operating expenses for the same period in 2018.

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018 (2)	Change
	(USD million)		(%)(1)

Selling, General and Administrative expenses	(4,036)	(4,320)	6.6
Other Operating Income/(Expenses)	160	186	14.0

Total Operating Expenses	(3,876)	(4,134)	6.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the three-month period ended 31 March 2019 as compared to the three-month period ended 31 March 2018:

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018 (2)/(3)	Change
	(USD million)		(%)(1)

North America	(1,011)	(1,049)	3.6
Middle Americas	(747)	(798)	6.4
South America	(734)	(723)	(1.5)
EMEA	(648)	(868)	25.3
Asia Pacific	(595)	(622)	4.3
Global Export & Holding Companies	(303)	(260)	(16.5)

Total	(4,036)	(4,320)	6.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 31 March 2018 have been restated to reflect this change.

Our consolidated selling, general and administrative expenses were USD 4,036 million for the three-month period ended 31 March 2019. This represented a decrease of USD 284 million, or 6.6%, as compared to the three-month period ended 31 March 2018. The results for the three-month period ended 31 March 2019 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2018 and 2019 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations positively impacted our consolidated selling, general and administrative expenses by USD 61 million for the three-month period ended 31 March 2019 compared to the three-month period ended 31 March 2018.

•	Our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2019 also reflects a positive currency translation impact of USD 329 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our consolidated selling, general and administrative expenses increased by 2.5%.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the three-month period ended 31 March 2019 as compared to the three-month period ended 31 March 2018:

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018 (2)/(3)	Change
	(USD million)		(%)(1)

North America	13	1	-
Middle Americas	7	6	16.7
South America	61	81	(24.7)
EMEA	42	49	(14.3)
Asia Pacific	28	41	(31.7)
Global Export & Holding Companies	8	8	-

Total	160	186	(14.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 31 March 2018 have been restated to reflect this change.

The net positive effect of our consolidated other operating income and expenses was USD 160 million for the three-month period ended 31 March 2019. This represented a decrease of USD 26 million, or 14.0%, as compared to the three-month period ended 31 March 2018. The results for the three-month period ended 31 March 2019 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2018 and 2019 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our net consolidated other operating income and expenses by USD 3 million for the three-month period ended 31 March 2019 compared to the three-month period ended 31 March 2018.

•	Our net consolidated other operating income and expenses for the three-month period ended 31 March 2019 also reflect a negative currency translation impact of USD 13 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our net consolidated other operating income and expenses decreased by 5.9%, primarily driven by a decrease in government grants, partially offset by the sale of non-core assets.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the three-month period ended 31 March 2019, exceptional items consisted of restructuring charges, acquisition costs of business combinations and business and asset disposals. Exceptional items were as follows for the three-month period ended 31 March 2019 and 2018:

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018
	(USD million)

Restructuring	(28)	(54)
Acquisition costs of business combinations	(7)	(15)
Business and asset disposal	(10)	(27)

Total	(45)	(96)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 28 million for the three-month period ended 31 March 2019 as compared to a net cost of USD 54 million for the three-month period ended 31 March 2018. These charges primarily relate to the SAB integration. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisitions costs of business combinations

Acquisition costs of business combinations amounted to a net cost of USD 7 million for the three-month period ended 31 March 2019, primarily related to costs incurred to facilitate the combination with SAB.

Business and asset disposal

Business and asset disposals amounted to a net cost of USD 10 million for the three-month period ended 31 March 2019, and primarily relate to cost related to the completion of 2018 disposals. Business and asset disposals amounted to a net cost of USD 27 million for the three-month period ended 31 March 2018 and mainly resulted from the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the three-month period ended 31 March 2019 as compared to the three-month period ended 31 March 2018:

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018 (2)/(3)	Change

	(USD million)		(%)(1)

North America	1,153	1,112	3.7
Middle Americas	1,129	1,076	4.9
South America	903	993	(9.1)
EMEA	334	382	(12.6)
Asia Pacific	584	580	0.7
Global Export & Holding Companies	(311)	(281)	(10.7)

Total	3,793	3,862	(1.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

(3)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the period ended 31 March 2018 have been restated to reflect this change.

Our profit from operations was USD 3,793 million for the three-month period ended 31 March 2019. This represented a decrease of USD 69 million, or 1.8%, as compared to our profit from operations for the three-month period ended 31 March 2018. The results for the three-month period ended 31 March 2019 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, currency translation effects, the adoption of hyperinflation accounting in our Argentinean operations and the effects of certain exceptional items as described above.

•

The 2018 and 2019 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our consolidated profit from operations by USD 89 million for the three-month period ended 31 March 2019 compared to the three-month period ended 31 March 2018.

•	Our consolidated profit from operations for the three-month period ended 31 March 2019 also reflects a negative currency translation impact of USD 381 million.

•

Our profit from operations for the three-month period ended 31 March 2019 was negatively impacted by USD 45 million of certain exceptional items, as compared to a negative impact of USD 96 million for the three-month period ended 31 March 2018. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2019 and 2018.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our profit from operations increased by 10.4%.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the three-month period ended 31 March 2019 as compared to three-month period ended 31 March 2018:

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018 (3)	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	3,571	1,019	-
Profit attributable to non-controlling interests	311	327	(4.9)
Profit of the period	3,882	1,346	-
Net finance cost	(759)	1,907	-
Income tax expense	723	666	(8.6)
Share of result of associates and joint ventures	(53)	(57)	(7.0)

Profit from operations	3,793	3,862	(1.8)
Depreciation, amortization and impairment	1,151	1,166	1.3

EBITDA, as defined(2)	4,944	5,030	(1.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2018 Compared to Year Ended 31 December 2017—EBITDA, as defined” of our 2018 Annual Report for additional information on our definition and use of EBITDA, as defined.

(4)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

Our EBITDA, as defined, was USD 4,944 million for the three-month period ended 31 March 2019. This represented a decrease of USD 86 million, or 1.7%, as compared to our EBITDA, as defined, for the three-month period ended 31 March 2018. The results for the three-month period ended 31 March 2019 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2018 and 2019 discussed above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations. Furthermore, our EBITDA, as defined, was negatively impacted by certain exceptional items by USD 45 million (before impairment losses) in the three-month period ended 31 March 2019, as compared to a negative impact of USD 96 million (before impairment losses) during the three-month period ended 31 March 2018. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2019 and 2018.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the three-month periods ended 31 March 2019 and 31 March 2018:

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018 (2)	Change
	(USD million)		(%)(1)

Net interest expense	(973)	(969)	(0.4)
Net interest on net defined benefit liabilities	(25)	(24)	(4.2)
Accretion expense	(144)	(111)	(29.7)
Mark-to-market (hedging of our share-based payment programs)	951	(242)	-
Other financial results	(172)	(231)	25.5

Net finance cost before exceptional finance results	(363)	(1,577)	77.0
Mark-to-market (Grupo Modelo deferred share instrument)	468	(117)	-
Other mark-to-market	455	(114)	-
Other	199	(98)	-

Exceptional net finance income/(cost)	1,122	(330)	-

Net finance income/(cost)	759	(1,907)	-

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

Our net finance income for the three-month period ended 31 March 2019 was USD 759 million, as compared to a net finance cost of USD 1,907 million for the three-month period ended 31 March 2018, representing a cost decrease of USD 2,666 million.

The decrease in net finance costs before exceptional financial items from USD 1,577 million for the three-month period ended 31 March 2018 to USD 363 million for the three-month period ended 31 March 2019 is driven primarily by a positive mark-to-market adjustment of USD 951 million in the three-month period ended 2019, linked to the hedging of our share-based payment program, compared to a negative mark-to-market adjustment of USD 242 million for the three-month period ended 31 March 2018.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018
Share price at the start of the three-month period (in euro)	57.70	93.13
Share price at the end of the three-month period (in euro)	74.76	89.28
Number of derivative equity instruments at the end of the period (in millions)	46.9	46.9

Exceptional net finance income/(cost) include a positive mark-to-market adjustment of USD 923 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a total negative mark-to-market adjustment of USD 231 million for the three-month period ended 31 March 2018. The number of shares covered by the hedging of the deferred share instrument and the Restricted Shares, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018
Share price at the start of the three-month period (in euro)	57.70	93.13
Share price at the end of the three-month period (in euro)	74.76	89.28
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance income of USD 199 million in the three-month period ended 31 March 2019 results from gains made on the early termination of certain bonds.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the three-month period ended 31 March 2019 was USD 53 million as compared to USD 57 million for the three-month period ended 31 March 2018.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2019 was USD 723 million, with an effective tax rate of 15.9%, as compared to an income tax expense of USD 666 million and an effective tax rate of 34.1% for the three-month period ended 31 March 2018. The decrease in the effective tax rate is mainly due to the gains in the three-month period ended 31 March 2019 from certain derivatives related to hedging of share-based payment programs and the hedging of the shares issued in transactions related to the combination with Grupo Modelo and SAB which are not taxable, whereas these derivatives resulted in losses in the three-month period ended 31 March 2018 which are not deductible.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 311 million for the three-month period ended 31 March 2019, a decrease of USD 16 million from USD 327 million for the three-month period ended 31 March 2018.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2019 was USD 3,571 million compared to USD 1,019 million for the three-month period ended 31 March 2018, with basic earnings per share of USD 1.80 based on 1,979 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the three-month period ended 31 March 2019.

Excluding the after-tax impact of exceptional items discussed above, profit attributable to our equity holders for three-month period ended 31 March 2019 would have been USD 2,516 million, and basic earnings per share would have been USD 1.27.

Underlying EPS for the three-month period ended 31 March 2019 was USD 0.79 compared to USD 0.85 in the same period last year. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the mark-to-market of the hedging of our share-based payment programs and the impacts of hyperinflation.

The increase in profit attributable to our equity holders for the three-month period ended 31 March 2019 was primarily due to a positive mark-to-market adjustment linked to the hedging of our share-based payment programs and gains on the hedging of the shares issued in transactions related to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment linked to these hedges for the three-month period ended 31 March 2018.

	Three-month period ended 31 March 2019	Three-month period ended 31 March 2018(1)
	(USD per share)

Profit from operations excluding exceptional items and hyperinflation	1.96	2.01
Hyperinflation impacts	(0.02)	-

Profit from operations excluding exceptional items	1.94	2.01
Mark-to-market (hedging of our share-based payment programs)	0.48	(0.12)
Net finance cost	(0.66)	(0.68)
Income tax expense	(0.36)	(0.34)
Associates & non-controlling interest	(0.13)	(0.14)

Earnings per share excluding exceptional items	1.27	0.73
Mark-to-market (hedging of our share-based payment programs)	(0.48)	0.12

Underlying EPS	0.79	0.85

Earnings per share excluding exceptional items	1.27	0.73
Exceptional items, before taxes, attributable to equity holders of AB InBev	(0.02)	(0.05)
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	0.57	(0.17)
Exceptional taxes attributable to equity holders of AB InBev	(0.01)	-

Basic earnings per share	1.80	0.52

Note:

(1)	The financial information for 2018 has been restated to reflect the changes in segment reporting and the impact of adoption of IFRS 16 under the full retrospective application.

Adoption of hyperinflation accounting in Argentina

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018.

Consequently, the company has applied hyperinflation accounting for its Argentinean subsidiaries for the first time in the year to date September 2018 unaudited condensed interim financial statements, with effect as of 1 January 2018.

The unaudited condensed consolidated interim financial statements for the three-month period ended 31 March 2018 and for the six-month period ended 30 June 2018 and respective income statements and balance sheets of the Argentinean subsidiaries were not restated.

The results for the three-month period ended 31 March 2019, restated for purchasing power, were translated at the March closing rate of 43.3528 Argentinean pesos per US dollar. The results for the three-month period ended 31 March 2018 were translated at the March average rate of 19.4854 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 31 March 2019 amounted to USD -33 million in revenue, USD 25 million in the finance line and no impact in earnings per share.

Outlook

In terms of the volume and revenue outlook for 2019, while recognizing the increased volatility in some of our key markets, we expect to deliver revenue growth in 2019, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is now far more focused on category expansion, and as a consequence, we expect to deliver revenue per hectoliter growth (excluding changes attributable to acquisitions and disposals, currency translation effects and hyperinflation impacts) ahead of inflation based on premiumization and revenue management initiatives, while keeping costs below inflation, on the same basis.

We maintain our USD 3.2 billion synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, USD 547 million was reported by former SAB as of 31 March 2016, and USD 2,491 million was captured between 1 April 2016 and 31 March 2019. The balance of roughly USD 150 million is expected to be captured by the end of 2019.

We expect the average gross debt coupon in 2019 to be between 3.7% and 4.0%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments are expected to be approximately 160 million USD per quarter. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.0 billion and USD 4.5 billion in 2019.

Approximately 44% of our gross debt is denominated in currencies other than the U.S. dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. We expect our net debt to EBITDA, as defined (adjusted for exceptional items), ratio to be below 4x by the end of 2020.

We expect dividends to be a growing flow over time starting from the rebased level, although growth in the short term is expected to be modest given the importance of deleveraging.

Recent events

Early redemption of notes

On 25 April 2019, we redeemed the following series of notes:

Issuer	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (USD million)	Principal amount redeemed (USD million)	Principal amount not redeemed (USD million)
Anheuser-Busch InBev	2.250% Notes due 2020	EUR	750	750	-
Anheuser-Busch InBev Worldwide	3.750% Notes due 2022	USD	1 249	1 249	-
Anheuser-Busch InBev Finance	3.300% Notes due in 2022 and 2023	USD	3 114	315	2 799

The redemption of the notes was financed with cash.

Potential minority stake listing of our Asia Pacific (APAC) business

We are actively exploring a potential minority stake listing of our APAC business on the Hong Kong Stock Exchange. Proceeding with a listing will depend on a number of factors, including, but not limited to, valuation and prevailing market conditions.

The merits of this initiative are based upon the creation of an APAC champion in the consumer goods space. Furthermore, our superior portfolio of brands and leadership position in the beer industry provide an attractive platform for potential M&A in the region.

We appreciate that a minority stake listing would accelerate our deleveraging path. Nonetheless, our commitment to reach a net debt to EBITDA, as defined (adjusted for exceptional items), ratio below 4x by the end of 2020 is not dependent on the completion of such a transaction.